                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                Commission File Number 001-13417

                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended:                         December 31, 2003
                 ---------------------------------------------------------------

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

   Read instruction (on back page before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                         PART I. REGISTRANT INFORMATION

Full name of registrant:      Hanover Capital Mortgage Holdings, Inc.
                        --------------------------------------------------------

Former name if applicable:
                          ------------------------------------------------------

Address of principal executive office (Street and number): 379 Thornall Street
                                                          ----------------------

City, State and Zip Code: Edison, NJ  08837
                         -------------------------------------------------------


                        PART II. RULES 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(B), the following should be completed. (Check box if appropriate.)

[X]   (a)    The reasons described in reasonable detail in Part III of
             this form could not be eliminated without unreasonable effort or expense;

[X]   (b)    The subject annual report, semi-annual report, transition
             report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12B-25(C) has been attached if applicable.

                               PART III. NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      As we reported on March 31, 2004 in a press release, which we furnished to the Securities and Exchange Commission on a Current Report on Form 8-K, in connection with the preparation for the filing of our annual report on Form 10-K for the year ended December 31, 2003, we are reviewing the accounting treatment for certain previously disclosed items relating to Amendment No. 1 to the Contribution Agreement, dated July 1, 2002, between us and four of our executive officers. This review relates to a 2002 amendment of a 1997 transaction under which the executive officers were entitled to receive shares of our common stock and to have certain indebtedness forgiven if we met certain performance targets.

      Because our review of this accounting treatment is not yet complete, we were not able to finalize and file with the SEC our annual report on Form 10-K and the financial statements contained therein by March 30, 2004 without unreasonable expense or effort. We expect to file our Form 10-K as soon as possible, but in no event later than 15 calendar days from March 30, 2004.

                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

     J. Holly Loux                  (732)                      548-0101
--------------------------------------------------------------------------------
        (Name)                   (Area code)              (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

      Because the change, if adopted, in the accounting treatment discussed above would affect the results of operations for the second quarter of 2003 and the disclosures and financial statements contained in our quarterly reports on Form 10-Q for the each of the second and third quarters of 2003, we would prepare and file amended quarterly reports on Form 10-Q for the second and third quarters of 2003 to reflect this change if it is adopted by us.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     Hanover Capital Mortgage Holdings, Inc.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       March 31, 2004            By:  /s/ J. Holly Loux
      --------------------------          --------------------------------------
                                          Name:    J. Holly Loux
                                          Title:   Chief Financial Officer

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (See U.S.C. 1001).